September 14, 2007

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	Eni Spa Form 20-F for the Fiscal Year ended December 31, 2006 Filed June 20, 2007 File No. 1-14090

Dear Mr. Schwall,

            Thank you for your facsimile dated September 11, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 20-F for the year ended December 31, 2006 filed June 20, 2007 of Eni S.p.A (File No. 1-14090).

            We are in the process of preparing our response to your comments. However, we will be unable to respond to your letter within ten business days as requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Our financial reporting and accounting resources will also be engaged, over the next few weeks, in the preparation of our report on the first half of 2007 and of our third quarter interim report for the period ending September 30, 2007, which increases the pressure on our staffing. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments within 30 business days. We appreciate your understanding on this matter.

            If you have any questions relating to this matter, please feel free to call the undersigned at +39-02-5982-1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours, /s/ Andrea Simoni Andrea Simoni Accounting and Financial Statements Senior Vice President Eni S.p.A.

cc:	Lily Dang Division of Corporation Finance Securities and Exchange Commission Richard C. Morrissey Oderisio de Vito Piscicelli (Sullivan & Cromwell LLP)